May 26, 2017

Jay Ingram

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Mikrocoze In.c
Amendment No. 2 to Registration Statement on Form S-1 Filed April 5, 2017 File No. 333-216292

Dear Mr. Ingram;

In response to your letter dated April 13, 2017 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Mikrocoze Inc. (the “Company”). Amendment No. 1 to Registration Statement on Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s April 13, 2017 letter in italicized text immediately before our response.

General

1.

We note your responses to comments two and three in our letter dated March 27, 2017. We note that you added the requested disclosure on the registration statement cover page. Please revise to add the requested disclosure on the prospectus cover page.

Response:

We have revised our disclosure to add the requested disclosure on the prospectus cover page.

Prospectus Summary, page 5

2.	We note your response to comment eight in our letter dated March 27, 2017. We note the disclosure in this section that you expect your expenditures over the next twelve months to be $150,000. However, we note disclosure that you expect to complete financing of 150,000 by September 2017 and $350,000 by February 2018. Please revise to disclose your expected expenditures over the next twelve months and ensure that your disclosure in this section is consistent with the disclosure in your Development Program and Estimated Cost section on page 18.

Response:

We have revised our disclosures regarding estimated expenditures for the next twelve months to be consistent throughout the document.

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Our Ability to Sustain Our Business… page 7

3.	We note your response to comment 11 in our letter dated March 27, 2017. Please tell us the payment terms, including interest rate, fees and term of Mr. Singh’s loans to you.

Response:

We have revised our disclosure to state the terms of the loans by Mr. Singh to the Company.

Item 16 Exhibits, page 30

4.	Please identify in the exhibit index and file your Manufacturing Agreement and Verbal Loan Agreement form exhibits 3.4 and 3.6 to the exhibit number indicated in Item 601 of Regulation S-K. Also please revise the exhibit index to reflect that the counsel’s consent has been filed according to the exhibit number indicated in Item 601 of Regulation S-K.

Response:

We have revised our Exhibit index to reflect the exhibit numbers indicated in Item 601 of Regulation S-K.

We trust our responses meet with your approval.

Sincerely,

/s/ Sukhmanjit Singh

President

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